Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA	FOR IMMEDIATE RELEASE
	AMEX: SA	April 27, 2006

Seabridge Gold Re-Acquires 100% Interest in Kerr-Sulphurets Project
Drill Program Planned for 2006 to Test Mitchell Gold Zone

Toronto, Canada… Seabridge Gold announced today that it has reached agreement with Falconbridge Limited whereby Seabridge will purchase Falconbridge’s option to earn a 65% interest on Seabridge’s Kerr-Sulphurets project located in British Columbia, Canada. Consideration to be paid by Seabridge to Falconbridge includes 200,000 common shares and up to 2.0 million conditional common share purchase warrants exercisable for five years at a strike price of C$13.50 per share. One warrant will be issued for each new ounce of gold resources discovered at Kerr-Sulphurets, up to a maximum of two million warrants. The transaction is subject to regulatory approval.

As background, in September 2002, Seabridge granted Noranda Inc. (now known as Falconbridge Limited.) an option whereby Falconbridge could earn a 50% interest in the Kerr-Sulphurets project by spending $6,000,000 on exploration at the project within six years. Falconbridge could earn an additional 15% interest by funding all costs to complete a feasibility study. From 2003 through 2005, Falconbridge spent approximately C$2.4 million on exploration including surface work programs and a 4,000 meter drill program. This drilling encountered significant gold mineralization.

Tony Green, Falconbridge’s General Manager, Copper & Zinc Exploration, noted that “our mandate was to identify a higher-grade copper target. However, gold exploration appears to offer the greatest opportunity for resource expansion at Kerr-Sulphurets To capture this potential upside, we asked for warrants as part of the consideration and we are making available an exploration team for Seabridge to explore this potential this summer.” Seabridge will fund the program as 100% owner of the project.

Seabridge President and CEO Rudi Fronk said the acquisition meets two key objectives for Seabridge. “We now have an opportunity to push hard to explore these new gold targets at Kerr-Sulphurets with people who understand the property well and we are ensuring that there is no dilution of gold ownership per share in this transaction by issuing warrants only when additional ounces are found.”

All six targets drill-tested by Falconbridge at Kerr-Sulphurets during 2005 yielded gold-copper mineralization. The most promising target was the Mitchell Zone, an area of intense quartz veining and alteration in intrusive and volcanic rocks. Three holes previously drilled by Placer Dome at the Mitchell zone encountered long intervals (+150 meters) of gold-copper mineralization grading approximately 0.70 gpt gold and 0.20% copper. Falconbridge drilled one core hole to test for a western extension of the Mitchell Zone (WM-05-01) which intersected 217 meters averaging 0.77 grams per tonne gold and 0.19% copper. “The Mitchell target area, measuring at least 200 meters by 1,000 meters, has the potential to generate a multi-million ounce gold deposit with significant copper credit,” Mr. Fronk said.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please see visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

________________________________________________________
________________________________________________________

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
Telephone: (416) 367-9292 Facsimile: (416) 367-2711

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.